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18001364

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athene Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 Mills Civic Parkway
(No. and Street)

West Des Moines (City) IA (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Batterson 515-342-4616
(Area Code ? Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name *of individual, state last, first, middle name*)

699 Walnut Street (Address) Des Moines (City) IA (State) 50309 (Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Chad Batterson, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Athene Securities, LLC, as of December 31, 2017, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
STEPHANIE KIDDER
COMMISSION NO. 767168
MY COMMISSION EXPIRES
MARCH 15, 2020

Signature

President Athene Securities, LLC
Title

Notary Public

This report** contains (check all applicable boxes):

(X) (a) Facing page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Athene Securities, LLC

Financial Statements and
Supporting Schedules
Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934
December 31, 2017

Athene Securities, LLC
Index
December 31, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Athene Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Athene Securities, LLC ("the Company") as of December 31, 2017, and the related statement of loss, statement of changes in stockholder's equity, and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the auditing standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 15, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 699 Walnut Street, Des Moines, Iowa 50309
T: 515 246 3800, F: 515 246 3811, www.pwc.com

Athene Securities, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	102,850
Prepaid expenses		18,214
Amounts due from affiliate		255
Total assets	$	121,319
Liabilities and stockholder's equity		
Accrued expenses	$	1,200
Total liabilities		1,200
Stockholder's equity		
Common stock, no par value		
Authorized, issued, and outstanding – 100 shares		5,000
Additional paid-in capital		2,083,075
Accumulated deficit		(1,967,956)
Total stockholder's equity		120,119
Total liabilities and stockholder's equity	$	121,319

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Loss
Year Ended December 31, 2017

Revenues		
Commission revenue	$	87,415
Concession revenue		2,474
Total revenue		89,889
Expenses		
Commission expense		87,415
Salaries and facilities		40,000
FINRA fees		36,992
Management consulting fees		14,400
Other operating expenses		8,052
Total expenses		186,859
Net loss	$	(96,970)

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2017	$ 5,000	$ 1,983,075	$ (1,870,986)	$ 117,089
Net loss	—	—	(96,970)	(96,970)
Capital contribution	—	100,000	—	100,000
Balance at December 31, 2017	$ 5,000	$ 2,083,075	$ (1,967,956)	$ 120,119

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2017

Operating activities		
Net loss	$	(96,970)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in:		
Amounts due from affiliate		486
Prepaid expenses		(12,663)
Other receivable		920
Net cash used in operating activities		(108,227)
Financing activities		
Capital contribution		100,000
Net cash provided by financing activities		100,000
Net decrease in cash		(8,227)
Cash and cash equivalents at beginning of year		111,077
Cash and cash equivalents at end of year	$	102,850

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Athene Securities, LLC (the Company) is a wholly owned subsidiary of Athene Annuity and Life Company (AAIA), an indirect wholly owned subsidiary of Athene Holding Ltd., a Bermuda exempted company. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products of AAIA. New variable annuity insurance product sales were discontinued in 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA).

Recent Accounting Pronouncements
Revenue Recognition (Accounting Standards Update (ASU) 2016-12, ASU 2016-11, ASU 2016-10, ASU 2016-08, ASU 2015-14, and ASU 2014-09)
ASU 2014-09 indicates an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2015-14 provided for a one-year deferral of the effective date, which will require the Company to adopt this standard effective January 1, 2018. ASU 2016-08 amends the principal-versus-agent implementation guidance and illustrations in ASU 2014-09. ASU 2016-10 clarifies the identification of performance obligations as well as licensing implementation guidance. ASU 2016-11 brings existing SEC guidance into conformity with revenue recognition accounting guidance of ASU 2014-09 discussed above. ASU 2016-12 provides clarification on assessing collectibility, presentation of sales tax, non-cash consideration, and transition. Management has evaluated all of this guidance and determined there is no impact to the financial statements upon adoption on January 1, 2018.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Broker Dealer Commission Revenue and Expense
AAIA pays commission expenses to third-party broker dealers on behalf of the Company. Based on the amount of payments made by AAIA, the Company records broker dealer commission revenue and offsetting broker dealer commission expense to reflect the receipt and payment of these amounts on its behalf.

Concession Revenue
Concession revenue is earned and recognized by the Company as the variable annuity premiums are recognized by AAIA. Concession revenue is calculated by taking a specific percentage of all AAIA variable annuity premiums and represents compensation for policy administration.

Operating Expenses
Operating expenses, such as software licensing fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes
The Company is disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of AAIA.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had outstanding indebtedness of $1,200 and had net capital of $101,650, which was $96,650 in excess of its required net capital of $5,000. The net capital rules may effectively restrict the payment of dividends. The Company claims exemption from the provisions of Rule 15c3-3 under the exceptive positions of subparagraph (k)(2)(ii) of the Rule.

3. Capital Contribution

In conjunction with the support agreement discussed in Note 4, AAIA's board of directors has approved that capital contributions will be made to the Company from time to time to provide the necessary financial support to the Company to enable it to continue to meet its minimum regulatory requirements as well as its ongoing financial obligations as they come due. During 2017, AAIA contributed $100,000 to the Company.

4. Related-Party Matters

The Company has an expense sharing agreement in place with Athene Employee Services, LLC (AES), an affiliate of the Company. Under the terms of the agreement, the Company was charged for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer. Personnel costs totaling $30,000, storage costs totaling $4,000, building and facility costs totaling $4,000, service costs totaling $1,000, and supplies and printing costs totaling $1,000, were charged to the Company in 2017 under the terms of the agreement. These amounts have been recognized as salaries and facilities expense within the Statement of Loss. All other expenses not directly attributable to the operations of the Company are paid by AAIA and are excluded from these financial statements.

The Company has entered into an agreement with Athene USA Corporation (AUSA), an upstream parent of the Company, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing financial obligations. AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ending December 31, 2017.

5. Subsequent Events

The Company has evaluated subsequent events through February 15, 2018, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2017 that require disclosure or adjustment to the financial statements at that date or for the period then ended.

Supporting Schedule

Athene Securities, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017 **Schedule I**

1	Total ownership equity from statement of financial condition	$ 120,119
2	Deduct ownership equity not allowable for net capital	—
3	Total ownership equity qualified for net capital	120,119
4	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	—
	B. Other deductions or allowable credits	—
5	Total capital and allowable subordinated liabilities	120,119
6	Deductions and/or charges:	
	A. Total nonallowable assets from statement of financial condition	(18,469)
7	Other additions and/or allowable credits:	
	Deferred tax on unrealized appreciation of investments	—
8	Net capital before haircuts on securities positions	101,650
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Bankers' acceptances, certificates of deposit, and commercial paper	
	2. U.S. and Canadian government obligations	
	3. State and municipal government obligations	
	4. Corporate obligations	
	5. Stocks and warrants	
	6. Options	
	7. Arbitrage	
	8. Other securities	
	D. Undue concentration	
	E. Other	
10	Net capital	$ 101,650

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2017.

	Computation of basic net capital requirement		
11	Minimum net capital required (6-2/3% of line 19)	$	80
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13	Net capital requirement (greater of line 11 or 12)		5,000
14	Excess net capital (line 10 less 13)		96,650
15	Net capital less greater of 10% of line 19 or 120% of line 12	$	95,650
	Computation of aggregate indebtedness		
16	Total A.I. liabilities from statement of financial condition	$	1,200
17	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		
19	Total aggregate indebtedness	$	1,200
20	Percentage of indebtedness to net capital (line 19 / line 10)		1.18%
21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		—%

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2017.

Athene Securities, LLC
7700 Mills Civic Parkway
West Des Moines, IA 50266
Tel: 515 342 4616

Athene Securities, LLC's Exemption Report

Athene Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) from January 1, 2017 through December 31, 2017 without exception.

Athene Securities, LLC

I, Chad Batterson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chad Batterson
President, Athene Securities, LLC
Date: February 15, 2018

ATHENE

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Athene Securities, LLC
7700 Mills Civic Parkway
West Des Moines, IA 50266
Tel: 515 342 4616

Athene Securities, LLC's
Exemption Report

Athene Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) from January 1, 2017 through December 31, 2017 without exception.

Athene Securities, LLC

I, Chad Batterson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature]

Chad Batterson
President, Athene Securities, LLC
Date: February 15, 2018

ATHENE

Athene Securities, LLC
7700 Mills Civic Parkway
West Des Moines, IA 50266
Tel: 515 342 4616

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

February 23, 2018

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

CRD#: 36867
SEC#: 8-47499
RE: 2017 Audited Financials

Attached please find two copies of Athene Securities, LLC's audited financial statements for the year ending December 31, 2017. Pleae feel free to contact me if you have questions.

Sincerely,

Sheila Burton
Chief Compliance Officer
Athene Securities, LLC
Telephone: 515-342-5124
sburton@athene.com